Exhibit 99.1

Tokyo Lifestyle Co., Ltd. Strengthens Capital Structure Through Cash Investment and Debt-to-Equity Conversion

Tokyo, Japan, September 29, 2026 (GLOBE NEWSWIRE) -- Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys as well as other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia, today announced that on September 10, 2026, its board of directors (the “Board”) approved two equity transactions designed to strengthen the Company’s capital structure. The transactions include a direct cash investment by the Company’s Representative Director and the conversion of outstanding shareholder-related debt into equity. Both issuances are scheduled to close on September 29, 2026.

Pursuant to a cash subscription agreement (the “Cash Subscription Agreement”) entered into between Tokyo Lifestyle and Mr. Kanayama, the Company’s Representative Director and Director (Principal Executive Officer), on September 10, 2026, Mr. Kanayama has agreed to subscribe for 1,396,755 Ordinary Shares of the Company (the “Ordinary Shares”) for an aggregate cash consideration of JPY58,838,000 (approximately US$0.38 million). Payment for the cash subscription (the “Cash Subscription”) is scheduled for September 29, 2026.

Pursuant to a separate subscription agreement (the “DES Subscription Agreement”) entered into with Tokushin G.K. (“Tokushin”), an entity owned by Mr. Kanayama and his family, on the same date, Tokushin has agreed to contribute its JPY510,000,000 (approximately US$3.32 million) loan principal receivable from the Company in exchange for 12,106,893 Ordinary Shares (the “Debt-to-Equity Swap”). The loan principal receivable will be extinguished in full upon completion of the contribution. The Debt-to-Equity Swap is scheduled to close on September 29, 2026.

Upon completion of the Debt-to-Equity Swap, the JPY510,000,000 loan principal will be extinguished in full, reducing the Company’s outstanding debt and associated interest burden. The Company believes that by settling the loan principal through equity rather than cash repayment, the transaction will allow the Company to preserve cash resources for business development and other corporate purposes. Together with the Cash Subscription, the transactions are expected to strengthen the Company’s capital base, optimize its balance sheet and enhance its financial flexibility.

The aggregate consideration for the two issuances is JPY568,838,000, equivalent to approximately US$3.7 million based on the exchange rate of JPY153.74 to US$1.00 used for pricing the transactions. The pricing benchmark was US$0.274 per Ordinary Share, equivalent to US$2.74 per American depositary share (“ADS”), with each ADS representing 10 Ordinary Shares. The number of Ordinary Shares issued in each transaction was rounded down to the nearest whole share. The securities to be issued are Ordinary Shares, rather than ADSs.

As previously disclosed in the Company’s press release dated March 5, 2026, the Company and Tokushin entered into a subordinated loan agreement dated November 27, 2025 (the “Original Loan Agreement”), which was executed by both parties on February 24, 2026 and provided for a loan disbursement date of February 1, 2026. The Original Loan Agreement provided for an unsecured loan of JPY300,000,000 bearing a fixed annual interest rate of 2.0%, with interest payable monthly and principal originally repayable on January 31, 2031.

In connection with the Debt-to-Equity Swap, the Company and Tokushin entered into an amendment to the Original Loan Agreement dated September 10, 2026 (the “Amendment”). The Amendment increases the loan principal amount to JPY510,000,000, provides for an additional advance of JPY210,000,000 on September 10, 2026, and changes the repayment date to September 10, 2026. The Amendment also permits the loan principal receivable to be contributed to the Company in exchange for newly issued shares, with the loan principal to be extinguished upon completion of the contribution. To the extent necessary to implement the Debt-to-Equity Swap, the subordination provisions and restrictions on performance under Article 3 of the Original Loan Agreement do not apply. Except as amended, the Original Loan Agreement remains in effect.

The Board approved the Amendment and the terms of the two share issuances at its meetings on September 10, 2026. Mr. Kanayama did not participate in the deliberations or voting on the relevant matters due to his interest in the transactions. The proposals were unanimously approved by the other directors entitled to vote. The Company’s three corporate auditors also unanimously expressed their opinion that the terms of the share issuances did not constitute a favorable issuance under Japanese law.

On September 10, 2026, the Company published an electronic public notice (the “Public Notice”) in Japan setting forth the approved issuance terms. English translations of the Public Notice, the Amendment, the Cash Subscription Agreement and the DES Subscription Agreement were furnished as exhibits to a Form 6-K filed with the U.S. Securities and Exchange Commission on September 21, 2026.

Mr. Mei Kanayama commented: “These transactions reflect my family’s and my continued commitment to Tokyo Lifestyle. Through the Cash Subscription, I am investing additional personal capital in the Company, while Tokushin is converting its JPY510 million loan principal into equity. We believe these actions will support the Company’s long-term development by strengthening its capital base and improving financial flexibility. We remain focused on disciplined execution and creating long-term value for our shareholders.”

About Tokyo Lifestyle Co., Ltd.

Headquartered in Tokyo, Japan, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd) is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys, and other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), collectible cards and trendy toys (including Pokémon cards, BE@RBRICK and other trendy products) and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tokyo Lifestyle Co., Ltd.

Investor Relations Department
Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao
President
Phone: 1-646-932-7242
Email: investors@ascent-ir.com